Mail Stop 3561

July 24, 2009

David A. Levin
Chief Executive Officer and President
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

> **Re: Casual Male Retail Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2009**
> **File No. 001-34219**

Dear Mr. Levin:

        We have completed our review of your filing and have no further comments at this time.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Robert S. Molloy